NDT VENTURES LTD.

860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of NDT Ventures Ltd. (the "Company") will be held at 860 - 625 Howe Street, Vancouver, B.C., on Tuesday, November 2, 2004, at 9:30 a.m., Vancouver time, for the following purposes:

1.

To receive the Report of the Directors to the Members and the audited consolidated financial statements of the Company together with the report of the auditor's thereon for the financial year ended May 31, 2004.

2.

To elect directors.

3.

To appoint auditors for the Company to hold office for the ensuing year.

4.

To authorized the directors to fix the remuneration to be paid to the auditors.

5.

To consider and, if thought fit, to pass an ordinary resolution approving and ratifying the Company’s currently implemented stock option plan, subject to regulatory approval, as more fully set forth in the information circular accompanying this Notice.

6.

To consider and, if thought fit, to authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approval, as more fully set forth in the information circular accompanying this Notice

7.

To consider and, if thought fit, to approve by special resolution:

(a)

the alteration of the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions;

(b)

the alteration of the Notice of Articles of the Company to alter the authorized capital of the Company to an unlimited number of common shares without par value; and

(c)

the adoption of new Articles of the Company.

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

Accompanying this Notice is an Information Circular, Instrument of Proxy, Report of Directors and audited consolidated financial statements for the fiscal year ended May 31, 2004 together with the Annual Management Discussion and Analysis (Form 51-102F1). The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Member unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the meeting in person, refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit it with Pacific Corporate Trust within the time set out therein as well as below.

The enclosed Instrument of Proxy is solicited by Management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 28th day of September 2004.

ON BEHALF OF THE BOARD

Frederic G. Hewett

President and Director